TERYL RESOURCES CORP.

N E W S R E L E A S E

www.terylresources.com
TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES RECEIVES 2003 EXPLORATION BUDGET PROPOSAL ON GIL JOINT VENTURE FROM KINROSS GOLD

Additional Drilling to Define Extent of Mineralization and Upgrade Resources

For Immediate Release: March 6, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce the proposed exploration budget for the Gil joint venture in 2003 has been received from Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold Corporation (TSX- K; NYSE-KGC). The program will focus on fully defining the limits of the gold deposits at the Main and North Gil and conducting in-fill drilling of previously tested areas to increase confidence in the resource.

The first phase budget of US$830,000 is planned for 2003. This program would allow for the drilling of approximately 60 holes (25 core and 35 RC) for a total of 17,000 feet as a first phase of exploration, primarily in the North Gil and Main Gil zones.

Success with the first phase of the 2003 exploration program would require follow-up drilling to advance resources towards reserve status. A second phase of exploration drilling in 2003 would include drilling an additional 74 holes totaling approximately 22,000 feet. The second stage of work is estimated to cost US$590,000.

According to the Fairbanks Gold Mining, Inc. (100% owned by Kinross Gold Corporation), preliminary metallurgical testing of mineralization from the Main Gil deposit returned recoveries similar in many respects to the Fort Knox ore. Test results from the North Gil show recoveries decreasing with depth, but an average recovery on the order of 85 to 86 percent. The project location near the Fort Knox Mine and the favorable metallurgical results suggest the resources have the potential to be economic.

About Teryl Resources Corp.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining Division, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX- K; NYSE-KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTCBB: LNXWF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com/

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	John Robertson
President		800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com